Easy Energy, Inc.
      Suite 105 - 5348 Vegas Dr. Las Vegas, NV 89108 Tel: +1 (702) 442-1166

September 10, 2009

Via Edgar

Mr. Kevin L. Vaughn
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 3030
Washington, D.C. 20549-3030

     RE: Easy Energy, Inc. (the "Company")
         Form 10-K for the year ended December 31, 2008 ("Form 10-K") Filed March 27, 2009
         Form 8-K filed August 6, 2009 File No. 0-53002

Dear Mr. Vaughn:

The purpose of this letter is to respond to your letter of September 1, 2009 with respect to the above-captioned filings. We are concurrently filing Amendment No. 1 to the Form 8-K filed on August 6, 2009. For ease of reference, our responses are keyed to your comments.

     1. AS MOORE IS NO LONGER REGISTERED WITH THE PCAOB, YOU MAY NOT INCLUDE MOORE'S AUDIT REPORTS OR CONSENTS IN YOUR FILINGS WITH THE COMMISSION MADE ON OR AFTER AUGUST 27, 2009. IF MOORE AUDITED A YEAR THAT YOU ARE REQUIRED TO INCLUDE IN YOUR FILINGS WITH THE COMMISSION, THEN YOU SHOULD ENGAGE A FIRM THAT IS REGISTERED WITH THE PCAOB TO REAUDIT THAT YEAR.

     In response to this comment, the Company acknowledges the recent SEC and PCAOB actions against Moore and Associates. We have engaged Seale & Beers CPAs as our new external auditor to conduct a re-audit of our financial statements for the year ended December 31, 2008 and the anticipated audit for the year ended December 31, 2009 and a re-review of all applicable quarterly periods.

     2. PLEASE AMEND YOUR ITEM 4.01 FORM 8-K FILED ON AUGUST 6, 2009 TO DISCLOSE THAT THE PCAOB REVOKED THE REGISTRATION OF MOORE ON AUGUST 27, 2009 BECAUSE OF VIOLATIONS OF PCAOB RULES AND AUDITING STANDARDS IN AUDITING THE FINANCIAL STATEMENTS, PCAOB RULES AND QUALITY CONTROLS STANDARDS, AND SECTION 10(b) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 10b-5 THEREUNDER, AND NONCOOPERATION WITH A BOARD INVESTIGATION. IF YOU ARE UNABLE TO OBTAIN AN AMENDED EXHIBIT 16 LETTER FROM MOORE AT THE TIME YOU FILE YOUR AMENDED FORM 8-K, PLEASE DISCLOSE THIS FACT IN THE FORM 8-K.

     We have amended our Form 8-K to include the requested disclosure.

We acknowledge and understand the following:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     * staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We thank you for your assistance with our compliance with the disclosure requirements.

     Please call Edwin L. Miller Jr. at (617) 338-2447 or Oded Har-Even at (212) 660-5002, both attorneys at Z.A.G/S&W LLP, if you have any questions or require additional information.

Very truly yours,


/s/ Guy Ofir
-------------------------------------
Guy Ofir
President and Chief Executive Officer
Easy Energy Inc.